EX-99.77Q1

TRUST FOR CREDIT UNIONS

AMENDMENT NO. 5 TO BY-LAWS
January 8,2007
RESOLVED, that Section 3.1 of the By-Laws of Trust for Credit Unions (the "Trust") be, and hereby is, amended and restated as set forth below: ARTICLE 3 Chair, Vice-Chair and Officers

3.1 Enumeration; Qualification. The Trustees shall elect from among their number a person who shall serve as Chair of the Board and a person who shall serve as Vice-Chair of the Board. Such persons shall not be deemed officers of the Trust by reason of performing or executing their duties in such capacities.The officers of the Trust shall be a President, a Treasurer, a Secretary, a Chief Compliance Officer and such other officers, including Vice Presidents, if any, as the Trustees from time to time may in their discretion elect. The Trust may also have such agents as the Trustees from time to time may in their discretion appoint. The Chair and Vice-Chair of the Trustees shall each be a Trustee and may but need not be a unitholder; and any officer may be but none need be a Trustee or unitholder. Any two or more offices may be held by the same person.

AMENDMENT NO. 6 TO BY-LAWS
July 9,2007
RESOLVED, that Article 3 of the By-Laws of Trust for Credit Unions (the"Trust") be, and hereby is, redesignated "Chair, Vice Chair, Officers and Emeritus Trustee," and

FURTHER RESOLVED, that the following Section 3.13 of the By-Laws of the Trust be, and hereby is, included in Article 3 as set forth below: ARTICLE 3 Chair, Vice-Chair, Officers and Emeritus Trustee

3.13 Emeritus Trustee. Upon his resignation as a Trustee of the Trust, the Trustees may designate Edgar F. Callahan as "Emeritus" Trustee for the limited purpose of providing advice and counsel to the Trustees in connection with the Trustees' management of the business and officers of the Trust. Mr.Callahan shall have no power to act on behalf of the Trust and shall not be entitled to vote on any matter that comes before the Trustees."